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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO

RULE 13a-16 AND 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of:

December 2005

Commission File Number:

000-50486

TOURNIGAN GOLD CORPORATION

(Translation of registrant’s name into English)

700 West Pender Street, #301, Vancouver, British Columbia, Canada, V6C 1G8

(Address of principal executive offices)

1.  Audited Financial Statements for the Fiscal Year ended August 31,2005

2.  Form 52-109F1: CEO Certification of Annual Filings

3.  Form 52-109F1: CFO Certification of Annual Filings

4.  Fiscal year ended August 31, 2005: Management’s Discussion and Analysis

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of  a Form  6-K if submitted solely  to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a  press  release,  is  not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No XXX

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SEC 1815 (09-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the  form displays a currently valid OMB control number.

CONSOLIDATED ANNUAL FINANCIAL STATEMENTS For the year ended August 31, 2005

AUDITORS' REPORT

To the Shareholders of Tournigan Gold Corporation

We have audited the consolidated balance sheets of Tournigan Gold Corporation as at August 31, 2005 and 2004 and the consolidated statements of earnings and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at August 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Vancouver, British Columbia

November 30, 2005

CHARTERED ACCOUNTANTS

TOURNIGAN GOLD CORPORATION

Consolidated Balance Sheets

	August 31,	August 31,
	2005	2004

ASSETS

Current
Cash and cash equivalents	$ 1,647,216	3,790,091
Subscriptions receivable (note 9)	2,000,000	-
Other receivables	62,583	64,634
Marketable securities (note 3 )	30,000	-
Prepaid expenses and deposits	62,762	70,453
Loan receivable (note 4)	-	50,958

	3,802,561	3,976,136

Due from related parties (note 5)	91,255	29,063

Exploration properties (note 6)	9,530,693	6,074,141

Long term investments (note 7)	200,000	200,000

Property and equipment (note 8)	121,940	113,515

	$ 13,746,449	10,392,855

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current
Accounts payable and accrued expenses	$ 459,034	581,928
Due to related parties (note 5 )	100,630	139,128

	559,664	721,056

Shareholders’ equity
Share capital (note 9)	46,559,522	40,533,481
Contributed surplus (note 10)	1,013,021	646,682
Deficit	(34,385,758)	(31,508,364)

	13,186,785	9,671,799

	$ 13,746,449	10,392,855

On behalf of the Board:

“ Hein Poulus” Director	“James Walchuck” Director

TOURNIGAN GOLD CORPORATION

Consolidated Statements of Earnings and Deficit

For the years ended August 31

	2005	2004

OPERATING EXPENSES

Consulting fees and salaries	$ 1,102,374	1,192,888
Advertising, promotion, and investor relations	549,347	219,050
Travel	364,607	342,598
Legal and professional fees	316,091	175,010
Office expenses	148,905	93,660
Communications	94,792	63,742
Regulatory fees	78,866	55,455
Printing	75,782	34,922
Rent	53,128	22,830
Interest and bank charges	47,724	12,206
Property investigations	41,762	18,741
Amortization	31,460	17,219
Financing fees	-	62,500

	(2,904,838)	(2,310,821)
OTHER ITEMS

Interest income	64,749	27,250
Foreign exchange loss	(14,805)	(22,965)
Write-down of marketable securities	(22,500)	-
Gain on write-down of accounts payable	-	21,058
Gain on sale of exploration properties	-	2,157
Write-off of exploration property	-	(420)
B.C. Capital Tax	-	(35,278)

	27,444	(8,198)

Net loss	(2,877,394)	(2,319,019)

Deficit, beginning of year	(31,508,364)	(29,189,345)

Deficit, end of year	$ (34,385,758)	(31,508,364)

Basic and diluted loss per share	$ (0.05)	(0.06)
Weighted average number of issued shares	59,225,546	35,707,931

TOURNIGAN GOLD CORPORATION

Consolidated Statements of Cash Flows

For the years ended August 31

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss for the period	$ (2,877,394)	(2,319,019)
Items not affecting cash:
Stock-based compensation	421,025	581,500
Amortization	31,460	17,219
Write-down of marketable securities	22,500	-
Financing fee	-	62,500
Write-off of exploration property	-	420
Gain on sale of exploration properties	-	(2,157)
Gain on write-down of accounts payable	-	(21,058)

	(2,402,409)	(1,680,595)
Changes in non-cash working capital items:
Decrease (increase) in other receivables	2,051	(7,796)
Decrease (increase) in prepaid expenses and deposits	7,691	(26,746)
Decrease (increase) in loan receivable	50,958	(50,958)
Decrease in accounts payable and accrued expenses	(122,894)	(89,870)
	(2,464,603)	(1,855,965)

CASH FLOWS FROM INVESTING ACTIVITIES
Exploration property expenditures	(3,443,302)	(2,565,905)
Purchase of marketable securities	(52,500)	-
Purchase of property and equipment	(39,884)	(102,793)
	(3,535,686)	(2,668,698)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase in share capital	3,958,104	8,724,332
Advances to related parties	(100,690)	(14,926)
Decrease in loans payable	-	(592,000)
	3,857,414	8,117,406
Increase (decrease) in cash and cash equivalents during the year	(2,142,875)	3,592,743
Cash and cash equivalents, beginning of year	3,790,091	197,348
Cash and cash equivalents, end of year	$ 1,647,216	3,790,091

SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid during the year for interest	$ 38,453	4,159
Cash paid during the year for income taxes	$ -	-

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

1.  NATURE OF OPERATIONS AND GOING CONCERN

Tournigan Gold Corporation ("the Company") is a public company listed on the TSX Venture Exchange in Canada and the Frankfurt Stock Exchange in Germany. On December 3, 2002, the Company continued its incorporating jurisdiction from British Columbia, Canada to Yukon, Canada and changed its name from Tournigan Ventures Corporation to Tournigan Gold Corporation.

The Company's principal business activity is the sourcing, exploration and development of mineral properties. At August 31, 2005, the Company had working capital of $3,242,897 (2004 - $3,255,080) and incurred a loss of $ 2,877,394 (2004 - $2,319,019) for the year then ended. The Company's ability to continue its operations and to realize its assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. These consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the consolidated financial statements.

2.  SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation and basis of accounting - These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. The Company’s consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

Cash and cash equivalents - Cash and cash equivalents consist of cash and investments in money market instruments with a term to maturity of 180 days or less.

Marketable securities – Marketable securities are recorded at the lower of cost and market.

Exploration properties - The Company accounts for mineral property costs in accordance with the Canadian Institute of Chartered Accountants (“CICA”) handbook section 3061 – “Property, plant and equipment” and abstract EIC-126 of the Emerging Issues Committee (“EIC-126”).  CICA 3061 provides for the capitalization of the acquisition and exploration costs of a mining property where such costs are considered to have the characteristics of property, plant and equipment.  EIC-126 provides that a mining enterprise is not precluded from considering exploration costs to have the characteristics of property, plant and equipment when it has not established mineral reserves objectively and therefore does not have a basis for preparing a projection of the estimated future net cash flow from the property.

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid.  Property option payments receivable by the Company are credited against mineral property costs when received.  Exploration and development costs are capitalized until properties are brought into production, when costs are amortized on a unit-of-production basis over economically recoverable reserves.

CICA 3061 also provides that property, plant and equipment be written down when the long-term expectation is that the net carrying amount will not be recoverable.  EIC-126 states that a mining enterprise which has not objectively established mineral reserves and therefore does not have a basis for preparing a projection of the estimated future cash flow from a property is not obliged to conclude that the capitalized costs have been impaired.  However, EIC-126 references certain conditions that should be considered in determining subsequent write-downs, such as changes or abandonment of a work program or poor exploration results, and management reviews such conditions to determine whether a write-down of capitalized costs is required.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Accounting standards subsequently issued by the CICA (CICA 1581 and CICA 3062) dealing with intangible assets include reference to “use rights such as drilling, water, air, mineral, timber cutting, and route authorities” as examples of intangible assets.  CICA 3062 also states, inter alia, that intangible assets should be amortized over their useful life and tested for impairment.  Management has reviewed this potential reporting conflict with the previously issued standards and is of the opinion that it is appropriately accounting for its option and lease interests as having the characteristics of property, plant and equipment.

Environmental protection and reclamation costs - The operations of the Company have been, and may in the future be, affected from time to time in varying degrees by changes in environmental regulations, including those for future rehabilitation and site restoration costs.  Both the likelihood of new regulations and their overall effect upon the Company may vary from region to region and are not entirely predictable. The Company’s policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.  Environmental expenditures that relate to ongoing environmental and reclamation programs are charged against statements of earnings as incurred or capitalized and amortized depending upon their future economic benefits.  The Company does not anticipate any material capital expenditures for environmental control facilities because it is at an early stage of exploration.  Estimated future rehabilitation and site restoration costs are considered minimal.

Long term investments – Long term investments are carried at cost. The Company periodically reviews the carrying value of its investments, and when a decline in the value of an investment is determined to be other than temporary, the investment is written down accordingly.

Property and equipment - Property and equipment are recorded at cost and are amortized over their estimated useful lives as follows:

Computer and electronic equipment	30% declining balance basis
Office and field equipment	20% declining balance basis
Software	50% declining balance basis
Leasehold improvements	over the term of the lease

In the year of acquisition, the Company records amortization at 50% of the annual amortization.

The Company reviews the carrying value of property and equipment for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. The Company’s policy is to record an impairment loss in the period when it is determined that the carrying amount of the asset exceeds the estimate of undiscounted future cash flows from the asset. At that time, the carrying amount is written down to fair value.

Stock-based compensation - The Company has a stock option plan which is described in Note 11. The Company follows the recommendations in CICA Handbook Section 3870, "Stock-Based Compensation and Other Stock-Based Payments", which provides standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. In accordance with these recommendations, stock options are recorded at their fair value on the date of grant as compensation expense, and agents’ warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. On the exercise of stock options and agents’ warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of stock-based compensation.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

2.  SIGNIFICANT ACCOUNTING POLICIES (cont’d…)

Translation of foreign currencies - The Company’s consolidated financial statements are expressed in Canadian dollars. Monetary assets and liabilities in foreign currencies are translated at the prevailing rates of exchange at the balance sheet date. Revenues and expenses are translated at the rates of exchange in effect on the dates of the related transactions.  Non-monetary assets and liabilities are translated at the historic rates in effect when the assets were acquired or liabilities incurred.  Exchange gains and losses arising on translation are included in determining current earnings.

Earnings per share - The Company uses the "treasury stock method" in computing earnings per share.  Under this method, basic loss per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the year.

For the years ended August 31, 2005 and 2004, the existence of warrants and options affects the calculation of loss per share on a fully diluted basis.  As the effect of this dilution is to reduce the reported loss per share, fully diluted loss per share information has not been shown.

Income taxes - Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values.  Future income tax assets, if any, are recognized only to the extent that, in the opinion of management, it is more likely than not that future income tax assets will be realized.  Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates at the date of enactment or substantive enactment.

Financial instruments - The Company's financial instruments consist of cash and cash equivalents, subscription receivable, other receivables, marketable securities, amounts due from related parties, long term investments, accounts payable and accrued expenses, and amounts due to related parties. Amounts due from and due to related parties are non-interest bearing. The carrying values of current assets and current liabilities approximate their fair value due to their short maturities.

The Company is exposed to currency risks to the extant that certain of its cash and cash equivalents are denominated in U.K. pounds sterling and Slovakian korunas. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its other financial instruments and that their fair values approximate their carrying values, except where separately disclosed.

Use of estimates in the preparation of financial statements - The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amount of expenses for the period.  The more significant areas requiring the use of estimates include exploration properties, amortization, income taxes, and stock-based compensation. Management bases its estimates on historical experience and on other assumptions considered to be reasonable under the circumstances. However, actual results may differ from the estimates.

Asset retirement obligations - On September 1, 2004, the Company adopted CICA Handbook Section 3110, "Asset Retirement Obligations." This standard requires liability recognition for retirement obligations associated with the Company's exploration properties. The standard requires the Company to recognize the fair value of the liability for an asset retirement obligation in the period in which it is incurred and record a corresponding increase in the carrying value of the related long-lived asset. Fair value is estimated using the present value of the estimated future cash outflows. The liability is subsequently adjusted for the passage of time, and is recognized as an accretion expense in the statements of operations. The increase in the carrying value of the asset is amortized on the same basis as exploration properties. This change in accounting policy has no effect on the Company's prior or current financial statements.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

3.   MARKETABLE SECURITIES

On January 20, 2005, the Company acquired 150,000 common shares of Lalo Ventures Ltd. at a cost of $0.35 per share. The shares were acquired for short term investment purposes. The market value of the shares on August 31, 2005 was $30,000.

4.  LOAN RECEIVABLE

The loan receivable at August 31, 2004 was due from a director.

5.  DUE FROM (TO) RELATED PARTIES

Amounts due from (to) directors, officers, companies they control, and companies with common directors and/or officers are unsecured, without interest or fixed terms of repayment.

6.  EXPLORATION PROPERTIES

(a)

Curraghinalt Gold Project, Northern Ireland - The Company holds a 100% interest in the Curraghinalt Gold Project. The project is located on two adjoining exploration licenses covering 346 square kilometres in County Tyrone, Northern Ireland.  In December 2004, the Company completed the acquisition of Ulster Minerals Limited (“Ulster”), a Northern Ireland corporation, from Strongbow Exploration Inc. (“Strongbow”).  Ulster owns the exploration licenses covering the Curraghinalt and Tyrone gold projects.

Pursuant to a 2004 letter agreement, 5,000,000 shares of the Company were issued to Strongbow in April 2004 as consideration for all the outstanding shares of Ulster. The Company recorded the $2,350,000 fair value of the shares as an addition to exploration properties.  The shares are subject to a pooling agreement under which they will be released in 1,000,000 share tranches in each of five consecutive six-month periods until May 3, 2006. The Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell.  As at August 31, 2005, 3,000,000 shares had been released to Strongbow from the pool.

Should the board of directors of the Company decide to initiate construction of a mine at Curraghinalt, under terms of the letter agreement an additional 5,000,000 common shares must be issued to Strongbow.  Pursuant to a royalty agreement between Ulster and Minco plc, a 2% net smelter return royalty would also be required to be paid to Minco plc.  In addition, the Company must pay Strongbow 20% of the tax savings from Ulster’s tax loss carryforwards when utilized. The carryforwards held by Ulster are a consequence of its prior work done on the Curraghinalt and Tyrone gold projects.

(b)

Kremnica Gold Project, Slovak Republic – Through its wholly-owned subsidiary, Kremnica Gold, a.s., the Company has a 100% interest in the Kremnica Gold Project located at the town of Kremnica, Slovak Republic. The project includes a mining license covering 11.8 square kilometres and exploration licenses covering 123 square kilometres.  Kremnica Gold, a.s. also holds title to the historic Kremnica Mine, which is not currently in operation.

(c)

Uranium Claims, Wyoming, U.S.A. - On June 16, 2005, the Company entered into an option agreement to acquire up to 100% of a portfolio of uranium mining claims in Wyoming, U.S.A., from Sweetwater River Resources LLC (“Sweetwater”). The portfolio consists of six groups totalling 243 federal lode claims that cover 19.7 kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

6.   EXPLORATION PROPERTIES (cont’d ….)

Pursuant to the terms of a definitive agreement replacing the option agreement, the Company is required to make an initial payment of US $140,000, issue 200,000 common shares to Sweetwater, and make anniversary payments of US $25,000, US $50,000, and US $50,000 at the end of the first, second, and third years respectively, to earn an 85% interest.  The Company would then have the right to purchase the remaining 15% interest by making a payment to Sweetwater in cash or shares based on an independent valuation.  The definitive agreement was finalized in September 2005 (note 17(c)).

(d)

Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnick Uranium Projects, Slovak Republic – On June 7, 2005, the Company acquired four uranium projects in the Slovak Republic. The projects consist of three exploration licenses encompassing 99 square kilometres.  The uranium projects include: Jahodna (32 square kilometres), Novoveska Huta (13 square kilometres), and Svabovce and Spissky Stiavnick (45 square kilometres). Past production was recorded at the Novoveska Huta deposit and the Svabovce and Spissky Stiavnick projects.

(e)

 Other Projects

i)

Brehov Precious Metals and VMS Project, Slovak Republic - On March 30, 2005, the Company completed a joint venture agreement with GEO-TECHNIC-Consulting spol. s.r.o. (“GTC”) through which it can acquire up to a 100% interest in the Brehov precious metals and VMS (volcanic hosted massive sulphide) project located in the Slovak Republic.  The Brehov project consists of a 1.8-square-kilometre exploration license under joint venture and a surrounding 68-square-kilometre exploration license wholly-owned by the Company.

Upon closing, the Company paid $5,000 to GTC for reimbursement of its historical expenses, and issued 50,000 common shares to GTC’s nominee.  Under the terms of the joint venture agreement, the Company is required to conduct $25,000 in exploration expenditures on Brehov, with GTC as the contractor, during the first year of the agreement in order to earn a 35% interest in the project.  In the second year, the Company can increase its interest to 70% by paying $25,000 to GTC and spending $50,000 on exploration.  After earning 70%, the Company may purchase the remaining 30% by paying GTC cash or shares totalling $50,000 and by granting a 2% net smelter return royalty to GTC.  This royalty may be purchased by the Company from GTC for $50,000 and the issuance of 50,000 common shares.

ii)

Republic of Ireland - The Company holds a 100% interest in 15 gold, silver and base metal prospecting licenses totalling 620 square kilometres. Two of these licenses were acquired in 2004 by the issuance of 60,000 common shares.

iii)

Northern Ireland - The Company holds certain other exploration licenses in Northern Ireland, covering 1,056 square kilometres.

iv)

British Columbia, Canada - The Company holds a 100% interest in 31 mineral claims in the Skeena Mining Division, and 4 mining claims in the Omineca Mining Division.

v)

El Potosi and Cerro Pedernal Projects, El Salvador – The Company’s mineral projects in El Salvador were sold during the year ended August 31, 2004 (note 7).

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

6.   EXPLORATION PROPERTIES (cont’d…)

2005	Curraghinalt Northern Ireland	Kremnica Slovak Republic	Uranium Projects United States	Uranium Projects Slovak Republic	Other	TOTAL

Balance - beginning of year	$ 4,922,823	1,095,765	-	-	55,553	6,074,141

Acquisition costs	-	-	65,759	-	13,250	79,009

Exploration costs:
Drilling and assays	198,192	1,187,622	-	-	6,903	1,392,717
Consulting and salaries	184,680	301,845	-	104	3,911	490,540
Office and field expenses	147,479	201,134	50,881	906	6,253	406,653
Engineering studies	145,728	77,866	-	-	-	223,594
Reconnaissance geology and sampling	57,243	20,217	78,165	4,768	8,881	169,274
Geologist	129,547	35,822	-	1,203	-	166,572
Core storage and re-cataloguing	146,474	-	-	-	-	146,474
Data compilation	116,231	13,754	-	-	8,674	138,659
Travel	52,912	58,067	5,083	1,335	1,864	119,261
Satellite imaging and mapping	23,743	15,066	1,026	-	-	39,835
Surveys	27,089	7,613	-	-	-	34,702
VMS airborne survey	30,806	-	-	-	-	30,806
Environmental studies	14,597	3,859	-	-	-	18,456

Total costs incurred	1,274,721	1,922,865	200,914	8,316	49,736	3,456,552
Balance - end of year	$ 6,197,544	3,018,630	200,914	8,316	105,289	9,530,693

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

6.   EXPLORATION PROPERTIES (cont’d…)

2004	Curraghinalt Northern Ireland	Kremnica Slovak Republic	El Potosi & Cerro Pedernal El Salvador	Other	TOTAL

Balance - beginning of year	$ 682,109	502,218	131,285	23,487	1,339,099
Acquisition costs:	2,350,701	-	-	23,807	2,374,508

Exploration costs:
Drilling and assays	724,042	144,276	10,532	-	878,850
Consulting and salaries	238,544	174,148	17,537	-	430,229
Geologist	249,269	28,884	17,764	3,477	299,394
Office and field expenses	144,556	82,026	12,322	980	239,884
Engineering studies	173,042	-	-	-	173,042
Data compilation	149,431	6,241	-	-	155,672
Surveys	18,582	57,827	-	-	76,409
Travel	32,432	30,484	8,403	4,222	75,541
Development plans	31,841	26,489	-	-	58,330
Reconnaissance geology	16,618	33,101	-	-	49,719
Environmental studies	33,131	-	-	-	33,131
Satellite imaging and mapping	22,396	7,571	-	-	29,967
Field technicians	27,509	-	-	-	27,509
Geochemical surveys	22,269	2,500	-	-	24,769
Rehabilitation	6,351	-	-	-	6,351

Total costs incurred	4,240,714	593,547	66,558	32,486	4,933,305
Less:
Properties disposed of	-	-	(197,843)	-	(197,843)
Costs written off	-	-	-	(420)	(420)

Net change	4,240,714	593,547	(131,285)	32,066	4,735,042
Balance - end of year	$4,922,823	1,095,765	-	55,553	6,074,141

7.  LONG TERM INVESTMENTS

On February 18, 2004, the Company sold its rights and interests in the El Potosi and Cerro Pedernal projects in El Salvador to Condor Securities Limited (“Condor”), a private Australian corporation, for consideration of 8,000,000 common shares of Condor having a fair value of $200,000. The Company had incurred total costs of $197,843 on its El Salvador projects and consequently, a gain of $2,157 was recorded on disposition of the projects.  Condor subsequently completed a share rollback of 2.5 old shares for 1 new share.  The terms of the agreement originally required that Condor list its common shares on a Canadian or Australian stock exchange by July 31, 2005, and, if this condition was not met, the projects would be returned to the Company.  The Company waived this requirement in June 2005 for consideration of 200,000 additional shares of Condor. The Company now holds 3,400,000 shares of Condor, representing 8.9% of the outstanding shares of Condor.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

8.   PROPERTY AND EQUIPMENT

		Accumulated	August 31,	August 31,
	Cost	Amortization	2005	2004

Office and field equipment	$ 99,436	32,651	66,785	59,520
Computer and electronic equipment	77,204	29,534	47,670	51,400
Leasehold improvements	6,993	362	6,631	1,501
Software	3,135	2,281	854	1,094

	$ 186,768	64,828	121,940	113,515

9.  SHARE CAPITAL

The Company has an unlimited number of common shares without par value authorized for issuance. The issued common shares are as follows:

	2005		2004
Shares		Amount	Shares	Amount
Balance, beginning of year	50,456,653	$ 40,533,481	13,048,058	$28,746,977
Shares issued for cash and other:
Private placements	10,000,000	4,000,000	20,571,112	7,197,998
Warrants	6,570,415	1,916,979	5,974,873	1,910,540
Options	649,445	215,812	825,000	239,800
Financing fee	100,000	40,000	250,000	62,500
Exploration properties	50,000	13,250	5,060,000	2,367,400
Conversion of special warrants	-	-	4,524,000	646,154
Agents’ fees	-	-	203,610	-
Share issuance costs	-	(160,000)	-	(637,888)
Balance, end of year	67,826,513	$ 46,559,522	50,456,653	$40,533,481

Private placements – On August 31, 2005, the Company issued 5,000,000 common shares in connection with a non-brokered private placement of 5,000,000 units at $0.40 per unit for gross proceeds of $2,000,000. Each unit consisted of one common share and one-half of a share purchase warrant. One whole share purchase warrant is exercisable at $0.55 per share until August 31, 2007.  The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. No finder’s fee or commission was paid on the transaction.  Share subscriptions receivable in respect of this transaction were received in cash subsequent to year end (note 17(b)).

On December 16, 2004, the Company completed a non-brokered private placement of 5,000,000 common shares at $0.40 per share for gross proceeds of $2,000,000. Pursuant to the private placement, the Company paid $120,000 in cash and issued 100,000 common shares as a finder’s fee to a third party.

Shares issued for exploration properties - During the year ended August 31, 2005, the Company issued 50,000 common shares in connection with its acquisition of the Brehov project.  During the year ended August 31, 2004, the Company issued 5,060,000 shares in connection with its acquisition of Ulster and certain exploration licenses in the Republic of Ireland.

Escrow shares – As at August 31, 2005 and 2004, there were 9,375 common shares held in escrow.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

9.  SHARE CAPITAL (cont’d…)

Warrants – The Company has share purchase warrants outstanding as follows:

Exercise Price	Balance August 31, 2004	Issued	(Exercised)	(Expired)	Balance August 31, 2005	Expiry Date
$0.25	1,370,418	-	(1,370,415)	(3)	-	September 27, 2004
$0.30	5,280,000	-	(5,075,000)	(205,000)	-	December 31, 2004
$0.27	125,000	-	(125,000)	-	-	July 10, 2005
$0.70	1,016,499	-	-	-	1,016,499	November 11, 2005
$1.00	508,248	-	-	-	508,248	November 11, 2005
$0.65	5,239,857	-	-	-	5,239,857	November 14, 2005
$0.55	-	2,500,000	-	-	2,500,000	August 31, 2007

	13,540,022	2,500,000	(6,570,415)	(205,003)	9,264,604

The Company recognizes a share issuance cost for the fair value of agents’ warrants issued using the Black-Scholes pricing model. The amount calculated is recorded as a share issuance cost with a corresponding credit to contributed surplus. The Black-Scholes model was developed for use in estimating the fair value of traded securities that have no vesting restrictions.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation and disclosures, the following weighted-average assumptions were used:

	Year ended August 31, 2005	Year ended August 31, 2004
Risk-free interest rate	-	2.5%
Expected dividend yield	-	0%
Expected stock price volatility	-	98.4%
Expected life of warrants	-	2.0 years
Weighted average fair value of agents’ warrants granted in year	-	$0.26 per share

No agents’ warrants were granted during the year ended August 31, 2005. Total stock-based compensation for warrants issued during the year ended August 31, 2004 was $82,553.

10.  CONTRIBUTED SURPLUS

The Company’s contributed surplus is comprised of the following:

	2005	2004
Balance – beginning of year	$ 646,682	18,400
Stock-based compensation (note 11)	421,025	664,053
Stock options and agents’ warrants exercised	(54,686)	(35,771)

Balance – end of year	$ 1,013,021	646,682

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION

On October 1, 2003, the Company adopted a rolling stock option plan applicable to directors, employees, and consultants, under which the total outstanding stock options are limited to 10% of the outstanding common shares of the Company at any one time. Under this plan, the exercise price of an option shall not be less than the discounted market price at the time of granting, or as permitted by the policies of the TSX Venture Exchange, and an option’s maximum term is ten years from the grant date.

The Company’s previous stock option plan reserved a total of 2,000,000 common shares.  Under that plan, the minimum exercise price of each option could not be less than the discounted market price of the Company's stock on the last business day prior to the date of the grant, and an option's maximum term was five years from the grant date.  Options granted under the previous plan expire on June 11, 2008.

Pursuant to the option plan, options granted in respect of investor relations activities are subject to vesting restrictions such that one-quarter of the options vest three months from the date of grant and in each subsequent three-month period thereafter such that the entire option will have vested twelve months after the award date.  Vesting restrictions may also be applied to certain other options grants, at the discretion of the directors.

A summary of the changes in the Company's stock option plan in the years ended August 31, 2005 and 2004 is presented below.

	2005		2004
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding – beginning of year	2,925,000	$ 0.33	2,000,000	$ 0.25
Granted	3,010,000	0.44	2,200,000	0.36
Exercised	(649,445)	(0.28)	(825,000)	(0.25)
Expired	(50,000)	(0.50)	(450,000)	(0.25)
Outstanding – end of year	5,235,555	$ 0.40	2,925,000	$ 0.33

The Company has share purchase options outstanding as follows:

Exercise Price	August 31, 2004	Issued	(Exercised and Expired)	August 31, 2005	Expiry Date
$0.25	425,000	-	(225,000)	200,000	May 21, 2008
$0.25	450,000	-	(250,000)	200,000	June 11, 2008
$0.25	300,000	-	(50,000)	250,000	September 30, 2008
$0.35	1,300,000	-	(80,000)	1,220,000	January 29, 2009
$0.50	450,000	-	(50,000)	400,000	April 2, 2009
$0.45	-	2,035,000	(44,445)	1,990,555	September 26, 2009
$0.45	-	100,000	-	100,000	February 16, 2010
$0.40	-	375,000	-	375,000	June 9, 2010
$0.40	-	500,000	-	500,000	August 31, 2010

	2,925,000	3,010,000	(699,445)	5,235,555

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

11.  STOCK OPTION PLAN AND STOCK-BASED COMPENSATION (cont’d….)

The Company uses the Black-Scholes option pricing model to calculate the fair value of stock options granted.  The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions.  The model requires management to make estimates, which are subjective and may not be representative of actual results.  Changes in assumptions can materially affect estimates of fair values.  For purposes of the calculation, the following weighted-average assumptions were used:

	Year ended August 31, 2005	Year ended August 31, 2004
Risk free interest rate	3.51%	2.5%
Expected dividend yield	0%	0%
Expected stock price volatility	73.31%	98.4%
Expected life of options	2.0 years	2.0 years
Weighted average fair value of options granted in year	$0.14 per share	$0.26 per share

Total stock-based compensation for the year ended August 31, 2005 was $421,025 (2004 - $581,500).

12.  NON-CASH TRANSACTIONS

Significant non-cash operating, investing and financing activities for the years ended August 31, 2005 and August 31, 2004 were as follows:

	2005	2004
Shares issued for share subscriptions	$ 2,000,000	-
Agents’ fees paid in shares	40,000	91,625
Shares issued for exploration properties	13,250	2,367,400
Shares received as proceeds on sale of exploration properties	-	200,000
Debt financing costs paid in shares	-	62,500

13.  RELATED PARTY TRANSACTIONS

The Company had the following related party transactions during the year:

(a)

Incurred fees of $389,958 (2004 - $450,475) to related parties, comprised of:

i)

directors’ fees of $58,000 (2004 - $97,000);

ii)

chairman’s fees of $30,000 (2004 - $30,000);

iii)

officers’ fees of $72,000 (2004 - $67,000);

iv)

fees of $35,000 (2004 - $25,000) from  companies controlled by officers;

v)

professional fees of $194,958 (2004 - $ 180,000) from a company controlled by the President;

vi)

professional fees of $nil (2004 - $25,000) from companies controlled by directors; and

vii)

professional fees of $nil (2004 - $26,475) from directors.

(b)

Incurred geological consulting fees of $nil (2004 - $18,025) from a director, which was capitalized to exploration properties.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

13.  RELATED PARTY TRANSACTIONS (cont’d…)

(c)

Due to related parties of $100,630 (2004 - $139,128) is comprised of $34,849 (2004 - $9,000) payable to officers for unpaid consulting fees and $65,781 (2004 - $127,000) payable to directors for unpaid directors fees, and $nil (2004 - $3,128) payable to the President for expenses incurred.

(d)

The Company incurred legal fees of $58,667 (2004 - $ 5,000) from a law firm in which a principal is a director. Accounts payable and accrued expenses includes $11,915 due to the law firm at August 31, 2005 (2004 - $nil).

(e)

The Company recovered expense reimbursements of $108,756 (2004 - $49,026) from Lalo Ventures Ltd. (“Lalo”), a public company which is related by a common officer and a common director; $61,490 (2004 - $11,843) from Exeter Resource Corporation (“Exeter”), a public company related by a former director and a former officer; and $41,526 (2004 - $nil) from Finavera Energy Canada Ltd. (“Finavera”), a private company related by a common director.  The reimbursements are recorded as offsets to the underlying expense items.

(f)

Due from related parties of $91,255 (2004 - $25,702) includes $16,280 (2004 - $20,326) due from Lalo, $17,628 (2004 - $5,376) due from Exeter, $44,887 (2004 - $nil) due from Finavera, and $12,460 (2004 - $50,958) due from a director.

14.  INCOME TAXES

The following table reconciles the amount of income tax recoverable on application of the statutory Canadian federal and provincial income tax rates:

	2005	2004
Canadian statutory income tax rate	35.62%	35.62%
Income tax recovery at statutory rate	$ (1,024,928)	(826,035)
Decrease resulting from:
Non-deductible expenses	160,288	220,901
Valuation allowance	864,640	605,134

Income tax recoverable	$ -	-

Income tax expense attributable to income from operations was $nil for the year ended August 31, 2005 (2004 - $nil).

The tax effects of temporary differences that give rise to significant portions of the future tax assets at August 31, 2005 and 2004 are presented below:

	2005	2004

Non-capital loss carry-forwards	$ 2,760,989	2,096,295
Exploration properties	3,083,963	3,083,963
Share issuance costs	211,081	225,731
Valuation allowance	(6,056,033)	(5,405,989)

	$ -	-

Based upon the level of historical taxable income and projections for future taxable income over the years in which the future tax assets are deductible, management has provided a full valuation allowance for the future tax assets.

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

14.  INCOME TAXES (cont’d…..)

Subject to certain restrictions, the Company has exploration and development expenditures of $10,940,440 (2004 - $9,812,791) and non-capital losses of $7,751,234 (2004 - $5,885,164) available to reduce future Canadian taxable income. There are no expiry limitations with respect to the exploration and development expenditures. The non-capital losses expire as follows:

Year	$

2006	810,632
2007	171,201
2008	163,844
2009	86,727
2010	1,431,113
2014	2,433,233
2015	2,654,484
$ 7,751,234

The application of exploration and development expenditures and non-capital losses against future taxable income is subject to final determination of the respective amounts by the Canada Revenue Agency.

15.  SEGMENTED INFORMATION

The Company operates in the single business segment of mineral exploration and development.

The Company operates in four (2004 - four) geographic segments of which only three (2004 - three) are reportable segments. The accounting policies of the segments are the same as those described in note 2.

Geographic distribution of operating results in the four geographic segments is as follows:

August 31, 2005	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 6,256,151	3,175,615	4,045,836	268,847	13,746,449
Exploration properties	6,197,544	3,040,196	24,106	268,847	9,530,693
Net loss	(81,946)	(2,026)	(2,793,422)	-	(2,877,394)
Significant non-cash items	-	13,250	-	65,759	79,009
Property and equipment additions	7,008	15,815	17,061	-	39,884
Interest revenue	-	80	64,669	-	64,749
Amortization	1,354	8,541	21,565	-	31,460
Interest expense	964	-	46,760	-	47,724

August 31, 2004	Northern Ireland	Slovak Republic	Canada	Other	Total
Total assets	$ 5,108,090	1,255,944	3,997,374	31,447	10,392,855
Exploration properties	4,922,823	1,095,765	24,106	31,447	6,074,141
Net loss	(85,348)	(4,381)	(2,229,290)	-	(2,319,019)
Significant non-cash items	2,350,000	-	(62,500)	(180,443)	2,107,057
Property and equipment additions	-	39,744	63,049	-	102,793
Interest revenue	-	5,736	21,514	-	27,250
Amortization	-	4,381	12,838	-	17,219
Interest expense	285	-	11,921	-	12,206

Tournigan Gold Corporation

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years ended August 31, 2005 and 2004

16.  COMMITMENTS

Premises leases - On April 1, 2004, the Company entered into a five year plus three month lease agreement for office space.  Annual commitments remaining over the term of the lease are: $160,100 for 2006, $167,520 for 2007, $167,520 for 2008, and $139,600 for 2009, for an aggregate of $634,740.

Exploration licenses - The Company holds exploration licenses in Northern Ireland, the Republic of Ireland, the Slovak Republic, and the United States.  Licenses in each country vary from one to three years and commitments for exploration expenditures are often subject to negotiation. The Company’s exploration expenditures in Northern Ireland for periods beyond 2005 are currently in negotiation. There are currently no other commitments under any of the Company’s other licenses.

Exploration properties - The Company has committed to issue shares, pay cash, and incur exploration expenditures in connection with the acquisition and ongoing exploration of the Curraghinalt and Brehov projects, and the Wyoming, U.S.A. uranium claims, as described in note 6.

17.  SUBSEQUENT EVENTS

(a)

Subsequent to year end, the Company issued 468,000 common shares in respect of the exercise of stock options as follows: 150,000 common shares at $0.25 per share; 200,000 common shares at $0.35 per share; and 118,000 common shares at $0.45 per share. Total proceeds from the stock options exercised were $160,600.

(b)

On September 1, 2005, the Company received $2,000,000 for share subscriptions receivable.

(c)

In September 2005, the Company finalized a definitive option agreement with Sweetwater Resources LLC and issued 200,000 common shares at a fair value of $87,000 under the agreement.

(d)

On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of $140,000 was paid to a third party.

(e)

On September 21, 2005, the Company granted 730,000 stock options exercisable at $0.40 per share for a period of five years to directors, employees and consultants. The options are subject to vesting provisions such that 50% vested on the date of grant and 50% will vest on September 21, 2006.

(f)

On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 75,000 units and $37,500 were paid to third parties.

(g)

On November 11, 2005, 1,524,747 unexercised warrants expired and on November 14, 2005, 5,239,857 unexercised warrants expired.

(h)

On November 30, 2005, the Company received US $600,000 in settlement of a US $750,000 promissory note. The Company had provided for doubtful collection of the face value of the note in its financial statements for the year ended August 31, 2001.

18.  COMPARATIVE FIGURES

Certain figures from the previous year have been re-classified to conform to the current year’s presentation.  Such re-classification is for presentation purposes only and has no effect on previously-reported results.

Corporation Information

CORPORATE OFFICE	Tournigan Gold Corporation Suite 301 - 700 West Pender Street Vancouver, BC Canada V6C 1G8 Tel: +1 604 683-8320 Fax: +1 604 683-8340 E-mail: info@tournigan.com	DIRECTORS	Damien Reynolds (2) James Walchuck, P. Eng Hein Poulus, QC (1) (3) Peter Bojtos, P. Eng (1) Michael Hopley (2) David Montgomery Ronald Shorr, CFA (1) (2)
REGISTERED OFFICE SOLICITORS	Campion MacDonald Suite 200 - 204 Lambert Street Whitehorse, Yukon Canada Y1A 3T2 Stikeman Elliott LLP Suite 1700 - 666 Burrard Street Vancouver, BC Canada V6C 2X8	OFFICERS SHARE CAPITAL

Damien Reynolds – Chairman

James Walchuck – President and CEO

Garry Stock – Executive Vice President

Kent Ausburn – Vice President, Exploration Robert Nowell – Chief Financial Officer

Nancy La Couvée – Corporate Secretary

Issued – 67,826,513 common shares

Authorized - Unlimited

AUDITORS	Bedford Curry & Co., Chartered Accountants Suite 801 - 1281 West Georgia Street Vancouver, BC Canada V6E 3J7	CUSIP #	891565 10 3
TRANSFER AGENT	Computershare Trust Company of Canada 3rd Floor - 510 Burrard Street Vancouver, BC Canada V6C 3B9 Tel: Investor Services 1 800 564 6253	KEY DATES	Annual General Meeting: February 8, 2006 Financial Year End: August 31, 2005 (1) Member of Audit Committee (2) Member of Compensation Committee
INCORPORATION	Yukon, Canada		(3) Chairman until September 21, 2005 Member of Compensation Committee until until October 7, 2005

Trading Symbols

TSX Venture Exchange (Tier 1)

 TVC

Frankfurt Stock Exchange (WKN 898464)     TGP

www.tournigan.com

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, James Walchuck, President and Chief Executive Officer, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings) of Tournigan Gold Corporation, (the issuer) for the period ending August 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

December 29, 2005

Signature:

“James Walchuck”

Title:

President and Chief Executive Officer

FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Robert Nowell, Chief Financial Officer, certify that:

1.

I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Annual Filings) of Tournigan Gold Corporation, (the issuer) for the period ending August 31, 2005;

2.

Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.

Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.

The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

(c)

evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation; and

5.

I have caused the issuer to disclose in the annual MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent annual period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

Date:

December 29, 2005

Signature:

“Robert Nowell”

Title:

Chief Financial Officer

MANAGEMENT’S DISCUSSION AND ANALYSIS For the year ended August 31, 2005

MANAGEMENT’S DISCUSSION AND ANALYSIS

For the Year Ended August 31, 2005

Prepared as of December 1, 2005

OVERVIEW

This management’s discussion and analysis covers the operations of Tournigan Gold Corporation (“Tournigan” or the “Company”) for the year ended August 31, 2005 and subsequent activity up to December 1, 2005.  All monetary amounts referred to herein are in Canadian dollars unless otherwise stated.  The following discussion should be read in conjunction with the Company’s consolidated financial statements for the years ended August 31, 2005 and August 31, 2004.

Additional information related to the Company is available for view on SEDAR at www.sedar.com, on the Company’s website at www.tournigan.com, or by requesting further information from the Company’s head office in Vancouver.

DESCRIPTION OF BUSINESS

Tournigan Gold Corporation is a mineral resource exploration company with a focus on the acquisition, exploration and development of gold and uranium properties in Europe, and has recently acquired uranium claims in Wyoming, USA. The Company’s principal exploration properties are the Kremnica gold project in Slovak Republic (“Kremnica”), the Jahodna uranium project in Slovak Republic (“Jahodna”), and the Curraghinalt gold project in Northern Ireland (‘Curraghinalt”). The Company maintains its head office in Vancouver, Canada and has field offices in the towns of Gortin, Northern Ireland and Kremnica, Slovak Republic.

The Company is a reporting issuer in British Columbia, Alberta and Yukon, Canada, and trades as a Tier 1 issuer on the TSX Venture Exchange under the trading symbol “TVC”, and on the Frankfurt Stock Exchange under the trading symbol “TGP”.

RESULTS FROM OPERATIONS

Performance Highlights

Kremnica Gold Project, Slovakia

o

Contracted Beacon Hill Consultants to conduct a Pre-feasibility Study on the Kremnica Gold Project.

o

New resource estimate and NI 43-101 compliant technical report for Sturec by Beacon Hill nearing completion.

o

Environmental impact and socio-economic studies begun at Kremnica by Golder and Associates.

o

Completed 7,073 metres of diamond and reverse circulation (RC) drilling at Sturec, Vratislav and Wolf prospects.

Slovakia Uranium Properties – Jahodna Project

o

Acquired 3 exploration licenses encompassing 4 historic uranium deposits (2 past producers) in Slovak Republic.

o

Combined deposits contain estimated historic resources of 48 million lbs U3O8.

o

At Jahodna project, an NI 43-101 compliant technical report and modern resource estimate in progress by ACA Howe.

o

Commenced confirmatory drill program at the Jahodna project; part of the NI 43-101 technical report process.

Curraghinalt Gold Project, Northern Ireland

o

Completed design of underground development and bulk sample plan for Curraghinalt, which will provide data to upgrade the current resource to the Measured and Indicated categories.

o

Designed step-out diamond drill program on 800 metres of vein extensions at Curraghinalt.

o

Agreed in principle with Police Service of Northern Ireland for use of modern blasting technology for underground.

o

Published NI 43-101 compliant technical report with new inferred resource estimate of 262,000 ounces of gold contained in 527,700 tonnes at 15.45 g/t.

U.S. Uranium Claims

o

Acquired 6 exploration claim blocks (601 claims) in 3 major uranium districts in Wyoming, USA - the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Other Project Acquisitions

o

Acquired a large exploration license and entered into a joint venture on the Brehov precious-metal-rich VMS project in eastern Slovakia.  Completed 210 metres of drilling, confirming historic base and precious metal mineralization.

Corporate

o

Received gross proceeds of $6.1 million by issuing 17.2 million shares to fiscal year end.  Received an additional $3.9 million and issued 9.0 million shares subsequent to year end.

o

Promoted James Walchuck, formerly VP, Mining, as President and CEO.   Appointed Robert Nowell as CFO.

Properties

Kremnica Gold Project, Slovak Republic

Project Description

The Company owns 100% of the Kremnica gold project, which is located in the town of Kremnica in central Slovak Republic, 190 kilometres northeast of Vienna. It includes a mining license of 12 square kilometres, which provides title to the historic Kremnica mine, one of Europe’s largest historic gold producers, and exploration licenses covering 123 square kilometres.

The Kremnica deposits were mined intermittently for 700 years, until 1992, with recorded production of 1.5 million ounces of gold and 9 million ounces of silver.  The city plan for the town of Kremnica includes the Kremnica mining license as an active mining area and it has been designated for mining by state and local governments.

Tournigan has advanced Kremnica along a two-pronged path since acquiring the project in July 2003.  An updated resource estimate and an NI 43-101 compliant technical report are near completion and a Pre-feasibility Study has commenced. Exploration of both known and new target zones has been complemented by detailed work on the main Sturec deposit.

Financial

Total expenditures at Kremnica in the fiscal year were $1,922,865 (2004 - $593,547) and during the three-month period were $524,314 (2004 - $269,536), predominantly comprised of in-fill drilling at Sturec and consulting management fees. Drilling, assaying, office and field expenses, travel and Pre-feasibility Study expenses all increased significantly in the year due to the expanded work programs at Kremnica in preparation for a new resource estimate and Pre-feasibility Study.  As part of the expanded programs, additional drillers, geologists and support staff have been hired.  As pre-feasibility work progresses, expenditures are expected to continue to escalate, in particular, consulting expenses.

Sturec Deposit -

Current Exploration

A detailed development schedule is planned for Kremnica.  The plan will be advanced through the following stages: 1. Environmental Studies, 2. Socio-Economic Development, 3. Feasibility Studies, 4. Construction and Production. The entire plan is estimated to take 24 to 30 months.  The Company has now begun 3 of the 4 stages necessary to advance the Sturec gold deposit to production (Environmental Studies, Socio-economic Development and Pre-feasibility studies are now in progress).

Resource Estimate

In June, 2005 an in-fill reverse-circulation (RC) drill program commenced within the area of the existing Sturec gold resource on the site of the former Kremnica Gold Mine.  By increasing the drill density to 50 metres by 50 metres, the RC program was designed to upgrade the resource category of the Sturec deposit to the Measured and Indicated categories, as defined by the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Standards on Mineral Resources and Reserves Definitions.  The program was successfully completed in October 2005, with 36 drill holes totalling 3,754 metres.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

In addition to the in-fill drilling program, a program of trenching and channel sampling within the boundaries of the proposed pit began in November 2005, intended to provide increased sample density within the high-grade core of the deposit and assist with upgrading Sturec to the Measured and Indicated categories.    Approximately 40-metre to 60-metre long channel cross-cuts were excavated and sampled across the faces of 5 benches located within the core of the historic Sturec deposit resource.

An updated NI 43-101 compliant technical report containing an anticipated Measured and Indicated resource estimate for Sturec is now underway by Beacon Hill Consultants (1988) Ltd., the lead consultants for the Kremnica Pre-feasibility Study. The resource estimate is targeted for completion in December 2005.

Pre-feasibility Study

In October 2005, Tournigan commissioned Beacon Hill Consultants to begin a formal Pre-feasibility Study at Kremnica, a follow up to Beacon Hill’s preliminary assessment completed in March, 2004.  The 2004 assessment estimated that Kremnica could provide an after-tax, 26.1% Internal Rate of Return (“IRR”) with gold priced at US$385/oz and 32.8% IRR at US$425/oz, based on a capital investment of US$48.9 million.  Beacon Hill has targeted April 2006 for completion of the Pre-feasibility Study.

Environmental and Socio-Economic Studies

Golder Associates have been hired to complete environmental baseline sampling and data collection at Kremnica. The baseline study is part of the environmental impact assessment (“EIA”) that is a component of the pre-feasibility studies. Golder has also been commissioned to conduct the socio-economic study required as part of an EIA.

Vratislav Deposit -

The Vratislav prospect is an exploration-development target generated by the Company.  The Vratislav zone includes a historic resource of 595,000 tonnes grading 3.33 grams gold and 24.6 grams silver per tonne, totalling 63,700 ounces gold and 470,500ounces silver (1).  The Vratislav target is focused in the area of historic mine workings that host sets of quartz veins located roughly 300 metres north of and along strike with the Sturec deposit vein system.

In January 2004, Tournigan completed 4 diamond drill holes at Vratislav designed to test the down-dip extension of gold mineralization.  The test drill program totalled 521 metres and results included 22.6 metres grading 7.78 g/t gold at approximately 60 metres below the existing deposit. These results indicate continuation of robust ore-grade gold mineralization down-dip of the known zone of gold-silver mineralization.

Management believes Vratislav could add additional tonnes of higher-grade feed to the proposed Sturec open-pit operation.  Additional exploration is scheduled for 2006.

South Ridge Transition Zone -

Tournigan has prepared a drill program for South Ridge (adjacent to Sturec) designed to verify the southwest extension of the vein sets on the South Ridge Transition Zone.  Discovery of a significant extension of these vein sets would increase the resource and extend the Sturec open pit to the southwest, and potentially reduce the estimated 1.89:1 stripping ratio.

Kremnica South –

During the year, the Company completed an exploratory diamond drilling program (2,808 metres in 11 holes) on the Kremnica South prospect, situated 3 kilometres south and along strike with the Sturec deposit, site of the former Kremnica gold mine.  Kremnica South had not been drill tested until Tournigan initiated its program.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

The drilling program led to the discovery of epithermal gold mineralization in 2 related zones; Certov Vrch and Bartasova Lehotka, located within an area of hydrothermally altered volcanic rocks. The wide range of pathfinder anomalies in the metallic elements of arsenic, antimony and mercury found in the core samples is considered highly significant as it increases the prospectivity of the project.

The drilling successfully tested for increasing gold concentrations at depth at Certov, providing additional information in the search for a major hydrothermal vent structure at Kremnica South.  Bartosova Lehotka encountered low-level gold values at deeper depths, suggesting that the structure penetrated by drilling is below the potentially gold-enriched target zone.

Considering the size of the area of hydrothermal alteration and surface geochemical anomalies relative to the area actually drill-tested, and in light of the gold-silver mineralization discovered during drilling, Tournigan continues to believe that there is a good probability of higher grade gold-silver zones of significant volume existing in the Kremnica South prospect area.

Vyhne License Acquisition –

In March 2005, Tournigan extended its license holdings by an additional 37 square kilometres south of the existing Lutila License at Kremnica South.  The new Vyhne exploration license covers similar geology and hydrothermal alteration that occurs at Kremnica South, and brings Tournigan’s exploration holdings to 123 square kilometres at Kremnica South, in addition to the 12-square-kilometre Kremnica Mining License.

Uranium Projects, Slovak Republic

In June 2005, the Company acquired 3 uranium exploration licenses totalling 99 square kilometres in Eastern Slovakia; the Jahodna, Novoveska Huta, Svabovce and Spissky Stiavnik historic deposits are all hosted on the 3 licenses.  The uranium projects are situated in areas that have excellent access to electrical, natural gas and rail infrastructure.

Past production from open-pit and underground operations was recorded on the Svabovce, Spissky Stiavnik and Novoveska Huta deposits. Exploration has not taken place in the districts since 1996 due to previous low uranium prices and the collapse of the former socialist economy

Management of the Company considers the reported exploration potential on all 3 licenses to be very encouraging and is prioritizing exploration targets on its licenses in anticipation of a 2006 exploration program.  Tournigan is currently collating and compiling the extensive database available from historic exploration, development and mining of these deposits into a digital GIS format.  The Company plans to conduct thorough reviews of exploration targets on each property while completing NI 43-101 compliant technical reports for the Jahodna and Novoveska Huta projects.

Jahodna Project -

Overview

To enhance the value of its Slovakian uranium assets, Tournigan embarked on a program of data verification and resource re-estimation beginning at the Jahodna high-grade deposit.  This program sets out current and future milestones to be achieved to move Jahodna to a production decision, beginning with the Data Compilation stage, then progressing to the Updated Resource Estimate and Exploration Assessments stages, and finally the Preliminary Assessment stage.

The Data Compilation stage is nearing completion at Jahodna, including compilation and digitization of geologic and topographic maps, drill core and radiometric logs into a GIS format data base.  Confirmatory diamond drilling is underway as part of a historic drill data verification program.  A.C.A. Howe International Limited of London has been commissioned to review the data and issue an NI 43-101 compliant technical report on the project (expected January 2006).

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Property Description and History

The Jahodna deposit occurs within the Kosice exploration license which covers 32 square kilometres.  Uranium mineralization was discovered at Jahodna in 1985.  As all of the historic drill core samples had been utilized during three stages of uranium and molybdenum metallurgical studies conducted between 1992 and 1995, initial Tournigan drilling at Jahodna will focus on confirming the data from the diamond drill holes that define the current historic resource.   The Jahodna deposit appears to be open-ended both along strike and down-dip and has good exploration potential.  A historical resource estimate calculated in 1996 by the former Slovak state uranium company, Uranovy Prieskum, includes the following results:

Jahodna Historical Uranium Deposit - Uranovy Prieskum, 1996 (1) (2)
Slovak Z-3 Category	Uranium* U3O8%	Molybdenum %	Tonnes	Uranium lbs U3O8	Molybdenum lbs Metal
Block A	0.541	0.38	1,150,000	13,720,000	9,630,000
Block B	0.221	0.38	1,080,000	5,250,000	9,050,000
TOTAL	0.386	0.38	2,230,000	18,970,000	18,680,000

The historic uranium-molybdenum resource block is a tabular body that extends approximately 500 metres along strike, 500 metres down-dip, and averages 2.56 metres thick.  The Jahodna uranium-molybdenum resource was estimated using a block model method with a cutoff grade of 0.03% for the Block A estimate and a range of cutoff grades from 0.03% to 0.015% for the Block B estimate.  Historic metallurgical tests reported recoveries of 88% to 90% uranium and 93% to 94% molybdenum.

Drilling

A 4-hole diamond drilling program that began in late September 2005 is currently ongoing at Jahodna.  The program was designed to validate historic drill results and confimr that the Jahodna resource estimate completed in 1996 is compatible with an inferred resource as defined by CIM standards.

 After the completion of the data verification drilling program, Tournigan plans a step-out exploration drilling program designed to test 3,000 metres of strike extension and across-strike thrust-fault repetitions to follow-up historic exploration drilling that utilized wide spacings and intersected uranium mineralization in the same contact zone along the 3,000-metre trend.

Updated Resource Estimate

In September, Tournigan commissioned A.C.A. Howe International Limited, of London, to author an independent technical report that will include the validation of the historic Jahodna uranium resource estimate to CIM standards.   Tournigan drill data will be used to verify the historic Jahodna geochemical data and radiometric and geological drill logs.  The updated resource estimate is expected to be available by January 2006.

Novoveska Huta Project –

The Novoveska Huta uranium project is located on the 13-square-kilometre Spisska Nova Ves exploration license, in Eastern Slovakia.  The historic Novoveska Huta uranium district contains a mined out open pit deposit and a mined out underground deposit as well as a historically defined resource.  Data from diamond drill programs completed between 1975 and 1985 is included in the historic uranium resource estimate shown below.  Management considers the development and exploration potential at Novoveska Huta to be good, with the entire mineralized uranium horizon tested by historical surface drilling along with 5,500 metres of underground development and underground diamond drilling.   The historical resource estimate is as follows:

Novoveska Huta Historical Uranium Deposit - Uranovy Prieksum, 1985 (1) (2)
Uranium* U3O8%	Tonnes	Uranium lbs U3O8
0.075	12,000,000	19,970,000

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

The historical estimate was completed by Uranovy Prieksum, the former state uranium company, using a block-model method, and a cutoff grade of 0.015% uranium.  Historical metallurgical test work reported recoveries similar to Jahodna, with 88% to  90% uranium and 93% to 94% molybdenum.

Uranium-molybdenum mineralization at Novoveska Huta has similar mineralization-style and character to that at Jahodna.  Molybdenum and copper are potential by-products.

The extensive database of Novoveska Huta is now being compiled and will be incorporated into a digital GIS database.  A comprehensive review of planned exploration targets will be conducted on completion of the compilation work (January 2006).  An NI 43-101-compliant technical report for the project is also scheduled for completion in 2006.

Svabovce and Spissky Stiavnik Projects -

There are at least 7 documented occurrences of Permian sediment-hosted uranium mineralization within the 45-square-kilometre Spissky Teplica exploration license that the Svabovce and Spissky Stiavnik projects are located in.  These include 2 mined out open pit deposits and 2 occurrences, one partially mined-out, that host historically-estimated uranium resources.  A database of historical exploration, development and mining information is now being compiled for these projects.

Both the Svabovce and the Spissky Stiavnik historical estimates were completed by Uranovy Prieskum in 1968 and 1970.  The historic resource estimate gave the following results:

Historical Uranium Deposits - Uranovy Prieskum, 1968-70 (1) (2)
	Uranium* U3O8%	Tonnes	Uranium lbs U3O8
Svabovce	0.224	1,489,000	7,350,000
Spissky Stiavnik	0.200	294,000	1,300,000

The historical estimates were completed using a block model method and a cutoff grade of 0.015%.  Unlike the historic resources at Jahodna and Novoveska Huta the two resources within the Spissky Stiavnik license are not considered “Official Resources” by the Slovakian Ministry of Mines.

 (1)         Not National Instrument 43-101 compliant resources - investors are cautioned not to rely upon these estimates.

 (2)    Tournigan has reviewed the Slovak uranium license historical resource estimates and views them relevant.  The historic exploitation of Slovak uranium deposits in general and metallurgical test records acquired with Tournigan’s deposits in particular suggests the reliability of the historical resource estimates.  Until independent NI 43-101 - compliant technical reports are completed, however, classification of the resources can not be considered verified or categorized by the Canadian Institute of Mining, Metallurgy and Petroleum in their Standards on Mineral Resources and Reserves Definitions.  The Slovak categories of Z-2 and Z-3 are roughly analogous to the CIM definitions Indicated and Inferred Resources, respectively.

       *Uranium metal grades converted to uranium oxide grades (U3O8) using a factor of 1.17.

Curraghinalt Gold Project, Northern Ireland -

Project Description

The Company owns a 100% interest in the Curraghinalt gold project.  Curraghinalt is located in County Tyrone, central Northern Ireland, approximately 127 kilometres west of Belfast and 15 kilometres northeast of the town of Omagh, in County Tyrone.  The property consists of 346 square kilometres contained in two adjoining exploration licenses.  The Curraghinalt deposit vein system, occurrences of other gold mineralized quartz veins, and rock and soil gold geochemical anomalies occur within an 8-kilometre-long, west-northwest trending corridor referred to as the “Curraghinalt Trend”.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Acquisition Terms

On closing of the acquisition in December 2004, 5,000,000 shares which were delivered to the vendor, Strongbow Exploration Inc. are subject to a pooling agreement such that as of December 1, 2005, 4,000,000 shares can be freely traded and a further 1,000,000 shares become free trading on April 30, 2006. In addition, the Company has the right of first refusal to purchase any of the shares of the Company under the pooling agreement that Strongbow elects to sell and Strongbow is entitled to put forward one nominee for election to Tournigan’s Board of Directors.  The Company must also pay Strongbow 20% of the tax savings from its Northern Ireland tax loss carryforwards when utilized. The tax loss carryforwards are a consequence of prior work done on the Curraghinalt project.  In addition, pursuant to a royalty agreement between the Company and Minco plc, a 2% net smelter return royalty is payable to Minco plc.  Upon the decision by Tournigan to go into commercial production at Curraghinalt, a further 5,000,000 common shares would be issued to Strongbow.

Financial

At Curraghinalt, $1,274,721 of exploration costs were incurred during the fiscal year, a decrease of $615,292 from the 2004 Curraghinalt expenses of $1,890,013.  The primary reason for the reduced 2005 costs is the change in focus from drilling and associated charges, to data compilation and permitting work. While drilling and assay expenses were $525,850 higher in the 2004 period, the Company’s preliminary data compilation and environmental work in anticipation of pre-feasibility studies was reduced by $51,734 in 2005.  Consulting, salaries and geologist expenses in 2005 were $314,227 compared to $515,322 in 2004. The reduction of $201,095 was due to a reduced number of personnel on the project.  Core storage and re-cataloguing expenses in 2005 are the result of building a new core shed and reorganizing the inventory in the shed.

Historical Results

Previous exploration on Curraghinalt from the early-mid 1980’s to the early 1990’s included 17,783 metres of drilling, 697 metres of underground development, and 2,856 metres of surface trenching. Tournigan began its exploration on the property in April 2003 after a field office was opened in Gortin, County Tyrone, Northern Ireland. Work programs completed by Tournigan on the project include compilation and review of the historical data base, underground geologic mapping, structural analysis, soil geochemical surveys, in-fill and step-out drilling, and limited geophysical surveys over the Curraghinalt vein system.

Current Exploration

Since April 2003, 4,574 metres of diamond drilling have been completed.  As part of this program Tournigan completed 2,998 metres of in-fill drilling, all located within the boundaries of the various historical resources estimates.  The remaining drilling focused on exploration targets.

In early 2005, the Company completed 2 diamond drill holes totalling 187 metres at a location south of the Curraghinalt deposit in an area known as the Crows Foot – Bend structural zone. Results from the drilling confirmed the presence of 5 new parallel veins hosting gold mineralization, 3 more than identified by the trenching program. The veins remain open along strike and down dip. Vein 5 is likely the Bend Vein, which recorded a high-grade intersection near a historic drill hole.  Another new hole, located 60 metres east of the same historic hole also recorded a high-grade intercept of 17.56 g/t gold over 1.32 metres.

A deep drill hole, CT-26, returned ore-grade intervals at deeper depths in all of the resource veins than all prior drill holes.  The results extend known high ore-grade gold mineralization to approximately twice the previously documented depth, and include the discovery of a new vein as well as the re-emergence of veins previously thought to have pinched out at depth.

Resource Estimate

In January 2005, the Company announced the results of an updated independent technical report to NI 43-101 standards, and a gold resource estimate of the Curraghinalt deposit, completed by John Tully & Associates. The resource estimate incorporated a detailed review of the mineralized vein system with the primary focus on structural analysis.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

The resource calculation focused exclusively on the shallow zones that had been comprehensively drill-tested approximately 150 metres below surface, representing less than half of the 1.9-kilometre strike length of the Curraghinalt vein system.

Curraghinalt Inferred Resource Estimate
Cut-off	Minimum width	Tonnes	Grade	Contained Ounces Gold
6.0 g/t	1.0 metres	527,700	15.45 g/t	262,000

The resource estimate included recommendations for additional drilling to increase tonnage and additional underground development to upgrade the classification of the resources to the CIM Measured and Indicated classifications.  Mr. Tully, P.Geo, Tournigan’s independent Qualified Person and author of the technical report stated that detailed drilling and underground development delineated the 800-metre strike length of the veins that make up the Curraghinalt resource.   Immediately along strike and to the east, another 800 metres of strike extension of the Curraghinalt resource veins was identified by wide-spaced diamond drill holes and trench sampling.

Current Development Program

Tournigan believes the project has significant potential for growth and has formulated a development schedule for the project, based on Mr. Tully’s recommendations.  The Company’s focus for Curraghinalt is to advance it through all the requisite steps for permitting, building, and operating an underground gold mine, subject to completion and acceptance of satisfactory pre-feasibility and feasibility studies. The permit approvals will include permission for underground development and bulk-sampling to increasing the current resource.

In January 2005, Tournigan reached an agreement in principle (AIP) with the Police Service of Northern Ireland (“PSNI”) regarding the use of advanced, commercially-available, blasting technology at Curraghinalt.  The AIP will permit the Company to use this new technology, both in respect of its present exploration activities and any future mining activities at Curraghinalt.

In June 2005, Tournigan completed design of the underground development work for Curraghinalt.  This development phase is anticipated to move the existing Curraghinalt resource to the CIM Measured and Indicated categories.  Prior to initiating exploration development, the Company plans an in-fill diamond drill program on the East Extension target with a view to outlining an Inferred resource.  The East Extension target is defined by an 800-metre trend of the Curraghinalt vein system.

As part of feasibility work for Curraghinalt, the underground exploration development will allow for sampling and assaying of material from the veins to provide information for the resource database as well as for use in additional metallurgical studies. Permits will be sought after Tournigan receives the design of necessary surface infrastructure from the selected contractor.

Brehov Gold/VMS Project, Slovak Republic -

Project Description

In March 2005, Tournigan acquired a 68-square-kilometre exploration license and entered into a joint venture with GEO-TECHNIC-Consulting spol. s.r.o. of Slovakia, on the adjoining 1.8-square-kilometre exploration license that includes the Brehov gold project.  The Brehov joint venture and exploration licenses are located in Eastern Slovakia, 210 kilometres from Kremnica, and cover known precious-metal-rich Volcanic Hosted Massive Sulphide (“VMS”) mineral occurrences which are part of the Tertiary-aged Carpathian Volcanic Arc system. The licenses carry a considerable database of prior exploration work by the Slovak Geological Survey (SGS).  Brehov is believed to represent Kuroko-type VMS precious and base-metal mineralization. These types of systems are characterized by precious-metal-rich, zinc-lead-copper mineralization hosted in rhyolitic submarine volcanic rocks.  Tournigan Management believes that the combination of high current prices for both precious- and base-metals make such deposits attractive as high-value exploration targets.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Current Exploration

Drilling along 3 drill-fences totalling 210 metres was completed at Brehov during 2005.  The program was designed to test and verify grade and style of precious and base-metal mineralization reported historically by the SGS.  Highlights of the program included:  successful testing of area with multiple gold anomalies within SGS trench results; an intercept of 2.5 metres grading 5.8% zinc, 2.4% lead and 9.4 g/t silver; a 600 by 300-metre mineralized zone within an 8 by 6-kilometre caldera structure; validity of historical data and reinforcement of the Kuroko-type VMS geologic model.

Future work proposed for Brehov includes historical data compilation, a detailed geophysical survey, and diamond drilling focused at defining the boundaries of mineralization as well as the discovery of thicker, higher-grade VMS mineralization.

Uranium Portfolio in Wyoming, USA

Property Description

In June 2005, the Company entered into an agreement to acquire up to a 100% interest in a portfolio of uranium mining claims in Wyoming, USA from Sweetwater River Resources LLC (“Sweetwater”). At the time of acquisition, the portfolio consisted of 243 claims within 6 groups of federal lode claims totalling 19.7 square kilometres within the Shirley Basin, Great Divide Basin, and Green River Basin uranium districts in Wyoming.  A total of 5 of the 6 claim groups host drill-documented uranium mineralization, including 2 reported historical resource estimates.

Acquisition Terms

To earn an 85% interest, the Company made an initial payment of US $140,000 and is required to issue 200,000 common shares as well as make payments totalling US $125,000 until September 15, 2008.  The Company would then have the right to purchase the remaining 15% interest by paying Sweetwater in cash or shares, based on an independent valuation.

Current Exploration

Since June 2005, the number of claims staked as part of the agreement has more than doubled.  As of August 31, 2005, the Wyoming portfolio consisted of 601 claims covering approximately 48 square kilometres within 3 prospective uranium districts

The Shirley Basin district was the site of significant historic production, with 4 uranium mines in operation from 1960 to 1980, and remains highly prospective for discovery of new uranium deposits.  The Company has staked 2 areas in the Shirley Basin, the MSB block of 132 claims and the NSB block of 45 claims.  At MSB, company maps and USGS reports indicate approximately 3 square kilometres of known uranium mineralization.

The Great Divide Basin district hosts 1 former producing uranium mining operation and more importantly, was the focus of several large exploration programs at the end of the last uranium boom.  Tournigan has staked 2 areas in the Great Divide Basin - the UT block of 170 claims, and 2 blocks totalling 81 claims in the Alkali Creek area. The UT block covers areas of close-spaced drilling by the previous operator.

The claims in the Green River Basin include key portions of a 21-kilometre-long zone, which itself is part of a reported 35-kilometre prospective roll-front type trend of uranium mineralization. Tournigan has staked an 8-kilometre trend in the South Pass block with 173 claims.  The claims encompass adjacent areas of close-spaced drilling conducted by previous operators.

Tournigan’s US team is compiling data and assessing the potential for additional claims along identifiable trends on each claim block.  Other uranium-prospective areas in the western United States are also being investigated.  The Company will begin drilling and exploration programs, initially targeting areas with reported resources.

Qualified Person and QA/QC

Tournigan’s Qualified Person, Dr. Kent Ausburn, PhD, PG, and Vice President of Exploration and Chief Geologist of the Company, has reviewed and approved the technical disclosure contained in this management’s discussion and analysis.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Tournigan has a Quality Assurance/Quality Control (QA/QC) protocol in place for its ongoing drilling, rock, soil, and stream sediment sampling programs as part of all geochemical sampling, sample preparation, sample shipping and sample analysis and compilation procedures.  QA/QC procedures include chain-of-custody protocol and systematic submittal of blanks, duplicates and registered standards as part of every sample shipment to the analytical laboratory.

REVIEW OF CONSOLIDATED FINANCIAL RESULTS

The following tables provide a brief summary of the Company’s financial operations.  For more detailed information, refer to the consolidated financial statements.

Summary of Annual Financial Results

Year ended August 31,	2005	2004	2003
Total assets	$ 13,746,449	$ 10,392,855	$ 1,664,933
Mineral property interests and deferred exploration costs	9,530,693	6,074,141	1,339,099
Working capital (deficiency)	3,242,897	3,255,080	(1,111,954)
Shareholders’ equity	13,186,785	9,671,799	255,086
Revenues	-	-	-
Net income (loss)	(2,877,394)	(2,319,019)	(1,439,167)
Earnings (loss) per share	(0.05)	(0.06)	(0.16)

The annual financial results reflect the Company’s growth over the past two years. Since 2003, assets have increased 726%, mineral property interests and deferred exploration costs have increased 612%, and shareholders’ equity has increased by more than 51 times. Since 2003, Tournigan has added gold interests at Curraghinalt (2004), expanded its gold interests in the Slovak Republic with Brehov (2005), and added uranium interests in the Slovak Republic and Wyoming, USA (2005). At the same time, the Company has raised net proceeds of $9,419,104 in fiscal 2004 and $6,012,791 in 2005 through equity financings.

Summary of Quarterly Financial Results

	Three Months Ended August 31, 2005	Three Months Ended May 31, 2005	Three Months Ended February 28, 2005	Three Months Ended November 30, 2004
Total assets	$ 13,746,449	$12,350,754	$12,990,758	$ 10,275,039
Mineral property interests and deferred exploration costs	9,530,693	8,780,380	8,191,181	7,264,910
Working capital (deficiency)	3,242,897	2,772,113	3,835,600	2,005,277
Shareholders’ equity	13,186,785	11,912,263	12,374,270	9,650,940
Revenues	-	-	-	-
Net income (loss)	(1,075,814)	(485,497)	(730,120)	(585,963)
Earnings (loss) per share	(0.02)	(0.01)	(0.01)	(0.01)

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

	Three Months Ended August 31, 2004	Three Months Ended May 31, 2004	Three Months Ended February 29, 2004	Three Months Ended November 30, 2003
Total assets	$ 10,392,855	$ 9,650,789	$ 3,093,230	$ 2,993,933
Mineral property interests and deferred exploration costs	6,074,141	4,714,539	2,426,789	2,028,081
Working capital (deficiency)	3,255,080	4,559,880	(1,173)	261,718
Shareholders’ equity (deficiency)	9,671,799	9,333,974	2,456,108	2,318,311
Revenues	-	-	-	-
Net income (loss)	(466,419)	(584,566)	(743,664)	(524,370)
Earnings (loss) per share	(0.01)	(0.02)	(0.03)	(0.02)

The financial results over the past eight quarters are a reflection of the Company’s growth plans to add and develop mineral interests that are primarily funded by equity financings.  Mineral property interests and deferred exploration costs have increased each quarter, resulting from the acquisition of Curraghinalt in the third quarter of 2004 for $2,350,701, the Brehov project in the third quarter of 2005 for $12,500, and uranium properties in Wyoming, USA. in the fourth quarter of 2005 for $65,759.  In addition, the Company has conducted extensive exploration activities on the Curraghinalt and Kremnica gold projects. These acquisition and exploration activities as well as operating costs have been financed by equity financings.

Comparison of the year ended August 31, 2005 to the year ended August 31, 2004

During the year ended August 31, 2005, the Company incurred a loss of $2,877,394, or $0.05 per share, compared to a loss of $2,319,019, or $0.06 per share in the year ended August 31, 2004.

More than 95% of the Company’s operating expenses are generated by head office activities. As the major mineral interests are located in Northern Ireland and the Slovak Republic, and fundraising is a critical component towards achieving the Company’s plans, senior management is frequently travelling. Total general and administrative expenses of $2,904,838 in 2005 increased by $594,017 over 2004, primarily due to overall increased operations requiring additional administrative services and support at head office and in field offices.

A major component of consulting fees and salaries was stock-based compensation expense.  The Company recognizes an expense for stock options granted as determined by the Black-Scholes pricing model. During the current year, $421,025 of stock based compensation expense was recorded compared to $581,500 in the prior year.  Excluding stock-based compensation expense, consulting fees and salaries increased from $611,388 in 2004 to $681,349 in 2005. Costs in 2005 include related party fees of $353,208 (2004 - $355,538), directors’ fees of $88,000 (2004 - $127,000), salaries of $96,592 (2004 - $32,428),and other consulting fees of $143,550 (2004 - $96,422). These increases are directly related to the increase in overall Company activities.

In order to finance the Company’s exploration activities and acquisitions as well as to finance operating costs, investor relations are critical to obtaining new investment capital. Advertising, promotion, and investor relations costs have increased from $219,050 in 2004 to $549,347 in 2005, primarily due to development of a web-based email program in Europe at a cost of $240,819.  Legal and professional fees in 2005 totalled $316,091 broken down into legal costs of $150,581 and accounting and audit fees of $165,510.  Total legal and professional costs were $141,081 higher in 2005 than in 2004 due to services required for corporate development in connection with acquisitions and financing activities.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Office expenses increased significantly in the current year by $55,245 from $93,660 in 2004 to $148,905 in 2005.  The main causes were increases in the associated overhead costs with additional staff.  Communications expenses of $94,792 in the current year have increased by $31,050 over 2004 due to increased telephone costs primarily related to travel. Regulatory fees at $78,866 are higher due to additional corporate filings in connection with share issues and property acquisitions.  Printing costs are higher in 2005 compared to 2004 due to publication of corporate reports and an increase of public relations materials delivered to a larger mailing list.

Exploration properties increased on a net basis by $3,456,552 in the current fiscal year compared to $4,735,042 in 2004.  The 2004 amount included the Curraghinalt property acquisition agreement recorded at a cost of $2,350,701. Excluding acquisition costs, additions to exploration properties were $3,377,543 in the current year, an increase of $818,746 over the $2,558,797 recorded in the prior year. The main reason is an increase of $513,867 in drilling and assay costs, with the major increase of $1,043,346 in drilling programs in Kremnica offset by a reduction of $525,850 at Curraghinalt. Overall operations on the Company’s properties have generally expanded over last year with the drilling programs at the Kremnica properties.

Comparison of the three months ended August 31, 2005 to the three months ended August 31, 2004

During the three months ended August 31, 2005, the Company incurred a loss of $1,075,814 or $0.02 per share, compared to a loss of $466,419 or $0.01 per share in the three months ended August 31, 2004.

During the quarter ended August 31, 2005, $1,056,656 of general and administrative expenses were incurred, compared to $480,864 in the prior year.  The major components of the $575,792 increase in the current year are: advertising, promotion and investor relations, consulting fees and salaries, and legal and professional fees.  Most expenses were higher than the comparable period in 2004 due to increased corporate development and promotional activities, and resulting services required.

Consulting fees and salaries increased in the current quarter by $60,928 over the same period last year due to additional staff, payment of a transition allowance to the former President, and stock compensation expense of $168,125.  Travel costs also increased by $68,776 during the current quarter compared to the previous year due to an increase in travel for meetings with financial groups, and Company site visits.  Legal and professional fees at $107,900 were $84,274 higher than 2004 due to year end audit fees and work in 2005 on increasing market access for the Company’s shares.

Advertising, promotion, and investor relations costs were up significantly over same period in the previous year due to an investor relations campaign for European investors. The total expense in the fourth quarter of 2005 was $428,581, an increase of $323,635 over the fourth quarter of 2004, with $240,819 of the increase due to the investor relations campaign.  Office costs for the 2005 quarter decreased by $10,034 compared to the 2004 period.

Net additions to exploration properties totalled $750,313 in the 2005 quarter compared to $1,359,602 in the same period in 2004.  Of the 2004 additions, $550,000 related to a fair value adjustment of the Company’s acquisition of Ulster.  Total costs in the quarter at Curraghinalt were $684,730 lower in the current quarter than in the 2004 quarter due to decreased drilling programs and resulting reduced geological and drilling staff; the Company is currently focusing on permitting and planning at the project.   Quarter exploration costs at Kremnica in 2005 of $545,880 (2004 - 269,536) were mainly comprised of drilling, consulting and salaries and development studies.  Drilling programs were expanded compared to 2004 and development studies commenced in the current quarter.  During the fourth quarter of 2005, the Company added new uranium mineral licenses in the Slovak Republic for a nominal cost, and uranium claims in Wyoming, USA for a cost of $65,759.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Cash Flow

During the year ended August 31, 2005, the Company issued shares to raise $6,012,791 ($2,000,000 of which was received on September 1, 2005) in new financing pursuant to private placements and security conversions; these funds were mainly used to fund mineral property expenditures, to reduce accounts payable, and to fund overhead costs. During the fourth quarter of 2005, the Company raised $2,209,622, primarily through a $2,000,000 private placement at year end for which the funds were received on September 1, 2005; these funds will be used to develop the Company’s exploration programs. Subsequent to the year ended August 31, 2005, the Company received an additional $3,750,000 from private placements, $160,600 from the exercise of options, and $712,260 from a settlement of a promissory note. In the prior year, $8,724,332 was raised through the issue of shares and this was primarily used for exploration expenditures of $2,565,905, to reduce current accounts payable by $89,870 and for future exploration programs as described in this report.

Additional equity financing will be required to conduct further development work on the Company’s projects and to place any project (if feasible) into production.  While the Company has been successful in raising the necessary funds in the past, there can be no assurance it can continue to do so.

Transactions with Related Parties

Transactions with related parties occurred in the normal course of operations.  The following related party transactions were recorded during the year ended August 31, 2005:

(a)

fees of $389,958 (2004 - $450,475) to related parties, comprised of:

i)

directors’ fees of $58,000 (2004 - $97,000);

ii)

chairman’s fees of $30,000 (2004 - $30,000);

iii)

officers’ fees of $72,000 (2004 - $67,000);

iv)

fees of $35,000 (2004 - $25,000) from  companies controlled by officers;

v)

professional fees of $194,958 (2004 - $180,000) from a company controlled by the President;

vi)

professional fees of $nil (2004 - $25,000) from companies controlled by directors; and

vii)

professional fees of $nil (2004 - $26,475) from directors.

(b)

Incurred geological consulting fees of $nil (2004 - $18,025) from a director, which was capitalized to exploration properties.

(c)

Due to related parties of $100,630 (2004 - $139,128) is comprised of $34,849 (2004 - $9,000) payable to officers for unpaid consulting fees and $65,781 (2004 - $127,000) payable to directors for unpaid director fees, and $nil (2004 - $3,128) payable to the President for expenses incurred.

(d)

The Company incurred legal fees of $58,667 (2004 - $ 5,000) from a law firm in which a principal is a director. Accounts payable and accrued expenses includes $11,915 due to the law firm at August 31, 2005 (2004 - $nil).

(e)

The Company recovered expense reimbursements of $108,756 (2004 - $49,026) from Lalo Ventures Ltd. (“Lalo”), a public company which is related by a common officer and a common director; $61,490 (2004 - $11,843) from Exeter Resource Corporation (“Exeter”), a public company related by a former director and a former officer; and $41,526 (2004 - $nil) from Finavera Energy Canada Ltd. (“Finavera”), a private company related by a common director.  The reimbursements are recorded as offsets to the underlying expense items.

(f)

Due from related parties of $91,255 (2004 - $25,702) includes $16,280 (2004 - $20,326) due from Lalo, $17,628 (2004 - $5,376) due from Exeter, $44,887 (2004 - $nil) due from Finavera, and $12,460 (2004 - $50,958) due from a director.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

Investor Relations

During 2005, the Company commenced a major investor relations program, primarily directed at investors in Europe, where the majority of the Company’s assets are located. The Company spent $240,819 on an email promotional program directed at current and potential European investors.  The investor relations team includes The Windward Agency, retained to provide targeted investor relations activities in North America at a rate of US $4,000 per month and B.I.G. Communications Inc. of Germany at a rate of $5,000 per month.

Capital Resources

To date, the Company’s ongoing operations have been predominantly financed by private placements and the exercise of warrants or stock options. In the year ended August 31, 2005, the Company issued 10,000,000 shares pursuant to private placements for net proceeds of $3,840,000, $2,000,000 of which was received on September 1, 2005, and 7,219,860 shares on the exercise of warrants and stock options, for proceeds of $2,078,104.  Subsequent to the current fiscal year, a further 468,000 stock options were exercised for proceeds of $160,600 and 8,575,000 shares were issued pursuant to private placements, for gross proceeds of $3,750,000.

Off Balance Sheet Transactions

During the year, the Company’s only off balance sheet transaction was an increase in leased space at its head office. Existing commitments include an office lease, certain exploration commitments, and contingent commitments to a) issue 5,000,000 common shares if the Company initiates construction of a mine in Northern Ireland, b) exploration commitments related to its acquisition of the Brehov project in the Slovak Republic, and c) annual payments totalling US $125,000 to complete the Company’s acquisition of uranium claims in Wyoming.

Share Capital

As at December 1, 2005, the Company has 76,869,513 issued and outstanding common shares. There are 6,787,500 warrants outstanding with exercise prices ranging from $0.55 to $0.65 and with expiry dates ranging from March 31, 2007 to September 8, 2007.  In November, 6,764,604 warrants due during that month expired unexercised. There are also 5,497,555 stock options outstanding as at this date, with exercise prices ranging from $0.25 to $0.50 and expiry dates ranging from May 21, 2008 to September 21, 2010.

Liquidity

At August 31, 2005, the Company had working capital of $3,242,897 and a cumulative deficit of $34,385,758. The cash and short term investment component of working capital at the end of the year was $1,647,216. The Company believes that its working capital is sufficient to carry out its recommended exploration work programs and fund corporate overhead at least until May 2006. The Company has budgeted current funds for programs to continue to advance the Kremnica and Curraghinalt gold projects, and to further explore its uranium properties in the Slovak Republic and the USA.

SUBSEQUENT EVENTS

The following events occurred subsequent to August 31, 2005:

(a)

468,000 stock options were exercised, generating total proceeds of $160,600: 150,000 common shares at an exercise price of $0.25 per share, 200,000 common shares at $0.35 per share, and 118,000 common shares at $0.45 per share.

(b)

On September 1, the Company received $2,000,000 pursuant to a private placement that closed on August 31, 2005.

(c)

In September, the Company finalized a definitive option agreement with Sweetwater Resources LLC And issued 200,000 common shares at a fair value of $87,000 under the agreement.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

(d)

On September 8, 2005, a non-brokered private placement of 5,000,000 units at $0.40 per unit was completed for gross proceeds of $2,000,000.  Each unit consists of one common share and one-half of a warrant, with each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.55 per share until September 8, 2007. The Company may require the warrants to be exercised any time after the trading price of its shares exceeds $1.00 per share for 30 consecutive trading days.  A finder’s fee of 7% of the gross proceeds ($140,000) was paid to a third party. The shares issued are subject to a four-month trading hold period expiring on January 8, 2006.

(e)

On September 21, 2005, James Walchuck, former President and Chief Operating Operator of the Company, was appointed President and Chief Executive Officer. Damien Reynolds, former Chief Executive Officer of the Company was appointed Chairman, replacing Hein Poulus who remains as a director. Mr. Reynolds was paid a transition allowance of $165,000, equal to one year’s salary, based on the recommendation of an independent consultant.

(f)

On September 21, 2005, the Company granted 730,000 stock options exercisable at $0.40 per share for a period of 5 years to directors, employees and consultants. The options are subject to vesting provisions such that 50% were vested on the date of grant and 50% will vest on September 21, 2006.  Any shares issued are subject to a four-month trading hold period expiring on January 21, 2006.

(g)

On September 30, 2005, a non-brokered private placement of 3,500,000 units at $0.50 per unit was completed for gross proceeds of $1,750,000.  Each unit consists of one common share and one-half of a warrant, each whole warrant entitling the holder to purchase an additional share at an exercise price of $0.65 per share until March 31, 2007. The Company may require the warrants to be exercised any time after the trading price of the Company’s shares exceeds $1.00 per share for 30 consecutive trading days. Finders’ fees of 5% of the gross proceeds raised (75,000 units and $37,500) were paid to third parties.  The shares issued are subject to a four-month trading hold period expiring on January 31, 2006.

(h)

On November 11, 2005, 1,524,747 unexercised warrants expired and on November 14, 2005, 5,239,857 unexercised warrants expired.

(i)

On November 30, 2005, the Company received US $600,000 in settlement of a US $750,000 promissory note. The Company had provided for doubtful collection of the face value of the note in its financial statements for the year ended August 31, 2001.

RISKS

The Company is engaged in the exploration for and development of mineral deposits. These activities involve significant risks which careful evaluation, experience and knowledge may not, in some cases, eliminate. The commercial viability of any mineral deposit depends on many factors not all of which are within the control of management. Some of the factors that affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure, land use, environmental protection and reclamation and closure obligations, have an impact on the economic viability of a mineral deposit.

The Company is subject to financial risk arising from fluctuations in foreign currency exchange rates.  The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

TOURNIGAN GOLD CORPORATION

Management’s Discussion and Analysis

December 1, 2005

The Company does not currently own or have any interest in any producing mineral property interest.  Annual losses are expected to continue until the Company has an interest in a mineral property that produces revenues. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon the continued support of its shareholders, obtaining additional financing and generating revenues sufficient to cover its operating costs. The accompanying consolidated financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in the accompanying consolidated financial statements.

The forward-looking information in the management’s discussion and analysis is based on the conclusions of management.  The Company cautions that due to risks and uncertainties, actual events may differ materially from current expectations.  With respect to the Company’s operations, actual events may differ from current expectations due to economic conditions, new opportunities, changing budget priorities of the Company and other factors.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission (“SEC”) permits mining companies in their filings with the SEC to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as “indicated resource” and “inferred resource” that the SEC guidelines strictly prohibit us from including in our filing with the SEC. U.S. investors are urged to consider closely the disclosure contained in our Form 20-F Registration Statement, File No. 000-50486.  You can review and obtain copies of our filings from the SEC’s website at http://www.sec.gov/edgar.html.

Safe Harbour Statement/Forward Looking Information - This document may contain certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements reflect our current belief, future plans, or goals, and are based upon currently available information, and involve inherent risk and uncertainty. Actual results could differ materially from those described in this document as a result of numerous factors, some of which are outside of the control of Tournigan.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOURNIGAN GOLD CORPORATION

(Registrant)

January 17, 2006

By: /s/  James Walchuck

Date

James Walchuck, President and CEO